SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	2005 Interim Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim L. Pennington
Tim L. Pennington
Chief Financial Officer

Exhibit 1.1

Hutchison Telecom

Interim Report 2005

Hutchison Telecommunications International Limited

Corporate Information

Chairman

FOK Kin-ning, CanningΔ, BA, DFM, ACA (Aus)

Executive Directors

Dennis Pok Man LUI, BSc

Chief Executive Officer

Tim Lincoln PENNINGTON, BA

Chief Financial Officer

CHAN Ting Yu, LLB, BA, PCLL

WOO Chiu Man, Cliff, BSc

Chief Technology Officer

Non-executive Directors

CHOW WOO Mo Fong, Susan, BSc

Frank John SIXT, MA, LLL

Independent Non-executive Directors

KWAN Kai Cheong*#, BA, ACA (Aus)

John W STANTON*, BA, MBA

Kevin WESTLEY+#, BA, FCA

Company Secretary

Edith SHIH, BSE, MA, MA, EdM, FCS, FCIS

Auditors

PricewaterhouseCoopers

Principal Bankers

ABN AMRO Bank N.V.

The Hongkong and Shanghai Banking Corporation Limited

+	Chairman of Audit Committee
*	Member of Audit Committee
Δ	Chairman of Remuneration Committee
#	Member of Remuneration Committee

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	1

Contents

•	Corporate Information

2	Operational Highlights

3	Chairman’s Statement

11	Group Capital Resources and Other Information

13	Disclosure of Interests

21	Corporate Governance

22	Independent Review Report

23	Interim Financial Statements

•	Information for Shareholders

2	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Operational Highlights

Unaudited results for the six months ended 30 June 2005

■	Consolidated mobile customer base increased to 14.1 million

■	Turnover grew 56.1% in the first six months in 2005, compared to the first six months of 2004

■	Completion of the Group’s reorganisation of India in February 2005

■	Partner Communications Company Ltd. became a subsidiary in April 2005 following a buy back

■	Completion of privatisation of Hutchison Global Communications Holdings Limited expected in August 2005

■	Acquisition of PT. Cyber Access Communications in Indonesia was completed in July 2005

■	In February 2005, investment licence to conduct a business cooperation to build, develop and operate a mobile network in Vietnam received

■	Sale of Paraguay’s operations in July 2005

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	3

Chairman’s Statement

The Group continued to demonstrate the strength of underlying operations with strong revenue and profit growth. The Group’s underlying operating profit before disposal of investments and others increased by 297.6% to HK$1.0 billion supported by growth in our worldwide mobile customer base to 14.1 million. Loss attributable to equity holders of the Company was HK$352 million.

The Group also took steps in the first half to strengthen its operations through a number of key strategic initiatives that have seen us expand our operations into Indonesia and Vietnam.

We were satisfied with our progress in the key markets of India, Hong Kong and Israel and through our “Investing for Growth” programme are well positioned for the future.

New and Revised Accounting Standards

During 2005, the Group has changed certain of its accounting policies following its adoption of new / revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRS”) which are effective for accounting periods commencing on or after 1 January 2005. The adoption of new HKFRS is in accordance with the HKICPA’s policy of pursuing its objective of full convergence with International Financial Reporting Standards (“IFRS”) and interpretations established by the International Accounting Standards Board (“IASB”).

The adoption of the new HKFRS from 1 January 2005 has resulted in a decrease in opening reserves as at 1 January 2005 by HK$149 million and a decrease in the profit attributable to equity holders of the Company for the six months ended 30 June 2005 by HK$24 million.

Dividends

The Company did not declare any dividends for the six months ended 30 June 2005.

Significant Transactions

The buy back of shares by Partner Communications Company Ltd. (“Partner”) in Israel lifted the Group’s interest to 52.2% from 42.9% resulting in the consolidation of Partner as a subsidiary for the first time in April 2005. This has a material impact on the presentation of the Group’s results increasing turnover by HK$2,116 million in the last three months in the first half of 2005.

The Group also announced a proposal to privatise, by way of a scheme of arrangement (“Scheme”), Hutchison Global Communications Holdings Limited (“HGCH”), the Group’s Hong Kong fixed line business. The Supreme Court of Bermuda sanctioned the Scheme on 8 July 2005 and the Scheme became effective on 15 July 2005.

Holders of over 99% of HGCH shares not held by the Group, elected (or were deemed to have elected) to receive shares in the Company as the consideration for the cancellation of their HGCH shares. This, together with those who elected cash and the consideration under an offer made on behalf of the Company in relation to previously outstanding share options of HGCH, will result in a total of HK$475.1 million of cash drawn from the Group’s debt facilities, approximately 253 million new shares (representing 5.3% of the Company’s enlarged issued share capital and 5.6% of the Company’s pre-privatisation issued share capital) being issued by the Company, and approximately 60 million existing shares in the Company originally held by the Hutchison Whampoa Limited (“HWL”) group being transferred to certain previous HGCH shareholders and optionholders.

Results

Group Review

The Group’s turnover increased to HK$10,757 million in the first six months in 2005, an increase of 56.1% from HK$6,891 million in the same period last year. Excluding the impact of the consolidation of Partner, the turnover growth was 25.4%.

A key contributor to the underlying growth in turnover was the 30.9% increase in the Group’s mobile customer base, which increased to 14.1 million as at 30 June 2005. This compared to 10.8 million as at 30 June 2004 and 12.6 million as at 31 December 2004.

The consolidation of Partner resulted in Israel representing 19.7% of group turnover, whilst turnover from India represented 43.5%, Hong Kong and Macau accounted for 30.4% - of which mobile operations represented 17.2% and fixed line operations represented 13.2%, and Thailand represented 5.2%.

Turnover for mobile telecommunications services accounted for 85.5% of group turnover, fixed telecommunications and other services accounted for 13.2% and the balance of 1.3% representing telecommunications products (such as handsets and accessories).

Earnings before Interest, Tax, Depreciation and Amortisation (“EBITDA”1) increased by 84.8% to HK$2,831 million. The EBITDA margin was 26.3% in the first half of 2005 compared to 22.2% for the same period in 2004. Excluding Partner as a subsidiary in 2005, the EBITDA margin increased to 24.3%.

[1]	Operating profit before disposal of investments and others for the Company and subsidiary companies plus depreciation and amortisation

4	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Chairman’s Statement

Operating profit before disposal of investments and others increased from HK$255 million in the first six months in 2004 to HK$1,014 million in the first six months in 2005, a 297.6% increase. The Group recorded strong operating results from operations in India and Israel, and a further reduction in operating loss from Thailand were the main contributors to this growth.

The Group recorded a net loss on disposal of investments and others of HK$295 million in the first six months in 2005. The net loss arose from the provision for shareholders loans and other expenses of approximately HK$344 million, which was offset by the profit on partial disposal of a subsidiary company of approximately HK$49 million that resulted in operating profit for the period of HK$719 million. In the first six months in 2004, the Group recorded a gain of HK$1,300 million by way of a share placement on partial disposal of a subsidiary company.

The Group’s interest and other finance costs, net of interest income, increased to HK$612 million from HK$433 million, primarily due to higher level of debt used to finance the expansion of the Group’s operations together with the consolidation of net debt from Partner for the first time.

The Group’s current taxation charge increased to HK$106 million from HK$44 million. The current taxation charge was mainly resulting from the application of the tax loss carry-forward rules in India. The increase was attributable to increased taxable income as a result of strong operating results in India operations.

The Group’s deferred taxation charge increased to HK$212 million from HK$192 million.

Profit for the period decreased from HK$886 million to a loss for the period of HK$211 million. Loss attributable to equity holders of the Company in the first six months in 2005 was HK$352 million or HK$0.08 loss per share. Excluding the profit or loss on disposal of investments and others, interim adjusted loss per share in the first six months in 2005 was HK$0.01 compared to adjusted loss per share of HK$0.11 in the same period last year.

The Group has further strengthened its competitive positions within its markets through continued investment. Overall, capital expenditure in the first six months in 2005 totalled HK$1,936 million, down by 12.4% from HK$2,209 million in the same period last year.

Net cash generated from operating activities increased to HK$2,310 million compared with HK$1,100 million in the first half of 2004. Cash outflow from investing activities was HK$1,737 million, an increase of HK$260 million from the first half of 2004. Cash flow from financing activities was HK$223 million in the first half of 2005, compared to HK$720 million in the same period for 2004.

The net debt at the end of June 2005 was HK$19,707 million, 57.9% higher than HK$12,484 million as at 30 June 2004 and 27.5% higher than HK$15,457 million as at 31 December 2004. Excluding Partner net debt of HK$5,018 million, net debt reduced to HK$14,689 million as at 30 June 2005 due primarily to an increase in cash balances at the fixed line business in Hong Kong and the cash receipt of approximately HK$476 million from the exercise by Essar Teleholdings Limited of an option over shares in India.

Operations Review

India

Growth in the Group’s India business remains healthy despite continued competition in the market and some downward pressure on pricing. Turnover increased 46.5% and EBITDA margin improved to 33.6% in the first six months in 2005.

As at 30 June 2005, the Group’s customer base in India had risen to 8.4 million, an increase of 8.2% on the previous quarter and 46.8% higher than the customer base as at 30 June 2004. The postpaid customer base represents 28.0% of the total customer base, compared to 29.0% in the previous quarter and 25.7% as at 30 June 2004. This reflects the increasing prepaid customer base as the India operations continue to invest in deeper coverage within its licence areas.

Average Revenue Per User, (“ARPU”) reduction has been modest in the first half despite some tariff reductions and stiff competition in domestic long distance occurring within the period. Blended ARPU in the second quarter of 2005 was INR554 compared to INR568 in the previous quarter, a decrease of 2.5% and 6.3% lower from the same quarter in 2004. Postpaid ARPU was INR1,150, compared to INR1,178 in the previous quarter reflecting competition mainly in the corporate segment of the market. Postpaid ARPU was 18.3% lower than in the same quarter last year at INR1,408 principally reflecting the expansion of the postpaid base over the period. Prepaid ARPU has remained stable at INR316, compared to INR313 in the previous quarter and INR328 in the same quarter in 2004 mainly due to increased usage in the new circles that only launched commercial services late last year, and improvements in overall customer activity offsetting any tariff reduction during the period.

Reflecting the growth in the Group’s customer base, turnover increased by 46.5% to HK$4,694 million as compared to HK$3,202 million in the same period last year.

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	5

Chairman’s Statement

EBITDA increased to HK$1,579 million, an increase of 66.7% from HK$947 million in the same period last year. The EBITDA margin increased to 33.6%, an increase from 29.6% in the same period last year due to the improved performance in the Uttar Pradesh East, Rajasthan and Haryana, and in the southern areas, in particular Andhra Pradesh and Karnataka. The improving margin not only reflects the better operating performance in newer operations but also that operating costs remain well under control in all operations.

Operating profit before disposal of investments and others increased by 119.6% to HK$1,208 million compared to HK$550 million in the same period last year. This was affected by a change in depreciation and amortisation of HK$175 million due to the revision of fixed asset useful lives from 9.67 years to 15 years from 1 January 2005.

Capital expenditure was HK$853 million in the first six months of 2005, which was 22.1% lower than HK$1,095 million in the same period last year, due mainly to the timing of investment in network coverage.

Hong Kong and Macau (Mobile and Fixed Line Businesses)

Turnover from the Group’s fixed and mobile businesses in Hong Kong and Macau was HK$3,263 million in the first six months in 2005, representing 30.4% of group turnover.

The EBITDA contribution from Hong Kong and Macau was HK$680 million in the first six months in 2005.

Mobile Operations

The Group’s mobile business in Hong Kong maintained its position as the largest operator by customers and the leading 3G operator in Hong Kong.

As at 30 June 2005, the Group’s mobile customer base in Hong Kong and Macau exceeded 2.2 million, constant compared to previous quarter and 5.3% higher than at 30 June 2004. The Group’s 3G customers in Hong Kong have climbed to approximately 351,000 compared to the customer base of approximately 94,000 as at 30 June 2004. 3G customers now represent approximately 15.8% of the total customer base in Hong Kong and Macau and we expect this trend to continue with the introduction of 3G prepaid services in May 2005.

Blended ARPU in the second quarter of 2005 was HK$154, an increase of 6.2% compared to HK$145 in the previous quarter and HK$152 in the same quarter in 2004. This was mainly due to the significant growth of the 3G customer base with higher ARPU’s associated with 3G services. The benefit of higher 3G ARPU’s was partly offset by the ARPU reductions for 2G services, which are being seen across the market in response to the ongoing competitive pressure. Postpaid ARPU was HK$209 compared to HK$199 in the previous quarter reflecting seasonal factors and HK$207 in the same quarter in 2004. Prepaid ARPU was HK$31, which was in line with the previous quarter and 13.9% lower than in the same quarter in 2004 due mainly to tariff reductions for 2G services resulting from price competition.

Turnover continued to increase by 5.5% to HK$1,845 million, compared to HK$1,749 million in the same period last year, mainly contributed by significant growth of the 3G customer base with higher ARPU offset by a reduction in the 2G customer base. The increased turnover was also partly contributed by the increased roaming revenue in the period. This is the sixth consecutive quarter of increasing turnover for the Group’s mobile operations in Hong Kong and Macau.

EBITDA in the first six months in 2005 increased by 7.6% to HK$380 million, compared to HK$353 million in the same period last year mainly driven by higher revenue as well as the various costs saving initiatives announced in early 2005. The EBITDA margin for the first half 2005 increased to 20.6%, compared to 20.2% in the same period last year.

The operating loss in the first six months in 2005 was HK$153 million, compared to an operating profit of HK$11 million in the same period last year. This was because of higher depreciation expense from our 3G rollout and an increase in the amortisation of customer acquisition costs due to a higher customer acquisition rate in the first half of 2005 when compared to the same period in 2004.

Capital expenditure fell to HK$140 million in the first six months in 2005, compared to HK$323 million in the same period last year, reflecting the completion of the initial investment in building the basic infrastructure of a territory wide 3G network. As at 30 June 2005 we had over 1,400 3G cell sites giving us 99.0% population coverage, which is more than any other 3G network in Hong Kong.

In June 2005, we merged the Group’s Hong Kong 3G and 2G businesses under Hutchison Telephone Company Limited for the purposes of enhancing the Group’s operational efficiency.

6	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Chairman’s Statement

Fixed line Operations

The Group’s fixed line business is one of the largest fixed line telecommunications operators in Hong Kong. It owns and operates one of the largest fibre-optic building-to-building telecommunications network in Hong Kong.

As of 30 June 2005, the Group’s fixed line business had approximately 274,000 residential voice subscribed lines and 194,000 residential broadband subscribed lines and grew by 22.0% and 32.6% respectively when compared to 30 June 2004. This was in spite of the intense competition and severe price reduction in the market.

Turnover increased by 15.5% to HK$1,418 million, compared to HK$1,228 million in the same period last year, which was mainly driven by growth in international and local voice services, international and local data services, as well as residential broadband services. The international voice revenue reported a strong growth over the same period last year, mainly driven by demand in both wholesale and retail sectors, partly resulting from the launch of the IDD 0088 programme during the period. In addition, despite the keen competition and price pressure in the market, the turnover growth in international and local data services was achieved through penetrating the carriers, corporate and regional markets. Local voice and residential broadband customers grew steadily during the period providing a stable stream of revenue source.

EBITDA in the first six months in 2005 decreased by 12.5% to HK$300 million, compared to HK$343 million in the same period last year. This was due mainly to a one-off adjustment arising from the acquisition of a controlling interest in Vanda and Powercom in the first half of 2004, the additional cost from a change in the accounting estimate of the useful life for prepaid network costs in the first half of 2005 and a more difficult trading environment for the IT Solutions business.

After depreciation and amortisation of HK$255 million, in line with HK$235 million in the same period last year, operating profit in the first six months in 2005 was HK$45 million, compared to an operating profit of HK$108 million in the same period last year.

Capital expenditure fell to HK$166 million in the first six months of 2005, compared to HK$396 million in the same period last year. The decline in capital expenditure was due to the completion of the core network infrastructure, which has reached beyond 1.2 million households.

Israel

The increase in the Group’s share of Partner’s net assets at fair value, attributable to the pre-existing shareholding, amounted to HK$1,707 million. This amount has been credited to revaluation reserve. The additional 9.3% shareholding resulted in goodwill of HK$365 million. Goodwill arising from the acquisition of Partner in prior years, amounting to HK$464 million, has been transferred from the carrying value of associated companies to goodwill.

Accordingly, in the first three months in 2005, Partner was accounted for as an associated company up to the date of deemed acquisition in April 2005 and as a subsidiary company for the three months after the deemed acquisition. Thus, in the first three months in 2005, Partner’s contribution to operating profit was HK$88 million in the capacity of an associated company and HK$317 million as a subsidiary company of the Group. When compared to HK$161 million in the first six months in 2004 when it was accounted for as an associated company of the Group, Partner’s contribution to the Group’s operating profit has increased to HK$405 million in the first six months of 2005.

As at 30 June 2005, Partner’s customer base had risen to 2.4 million, an increase of 1.6% on the previous quarter and 9.4% higher than the customer base as at 30 June 2004, demonstrating Partner’s ability to continue to grow its business in a highly competitive market. Partner’s 3G network was launched towards the end of 2004. The 3G customer base has been growing steadily since, and has grown to over 35,000 customers as at 30 June 2005. The 3G network rollout has continued at pace and already covers more than 90% of the population of Israel.

Blended ARPU in the second quarter was NIS157, constant compared to previous quarter and decreased by 8.2% compared to the same quarter last year, mainly due to the mandated reduction in interconnection tariffs from 1 March 2005, which reduced interconnection rates by 29% and offset by the growth of 3G customer base with higher tariff associated with 3G services.

Partner’s turnover in the first six months in 2005 was NIS2,511.3 million, marginally increased as compared with NIS2,473.2 million in the same period last year.

EBITDA increased in the first six months in 2005 to NIS821.4 million, representing an increase of 6.7% from NIS769.5 million in the same period last year.

In light of the reduction in interconnection tariffs directed by the regulator during the period, Partner has performed strongly during the first half of 2005. Net debt grew to HK$5,018 million as at 30 June 2005 due mainly to the new notes which were used for the share buy back and other operational initiatives.

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	7

Chairman’s Statement

Thailand

The Group’s Thailand operation is the only operator in Thailand operating on a high speed CDMA2000 1X network.

As at 30 June 2005, the Group’s customer base in Thailand was 676,000, an increase of 2.1% on the previous quarter and 27.6% higher than the customer base as at 30 June 2004. The prepaid customer base now represents 51.5% of the total customer base, compared to 48.0% in the previous quarter and 19.1% as at 30 June 2004.

Blended ARPU in the second quarter of 2005 was THB690, compared to THB745 in the previous quarter, and THB1,137 from the same quarter in 2004, mainly attributable to the change in mix from primarily postpaid customers, with typically higher ARPU, to prepaid customers. Postpaid ARPU was THB1,011, compared to THB1,155 in the previous quarter and THB1,246 in the same quarter in 2004. Prepaid ARPU was THB293, compared to THB260 in the previous quarter and THB331 in the same quarter in 2004.

Despite the increase in customer base, turnover was down by 7.9% to HK$556 million in the first six months in 2005 compared to HK$604 million in the same period last year, due mainly to replacement of postpaid customers with an increase in prepaid customers.

A number of initiatives have taken place during the first half to control the operating costs, such as the outsourcing of the IT and network operations. In the first six months in 2005, LBITDA improved by 29.0% to HK$76 million, compared to HK$107 million in the same period last year, due mainly to various cost saving initiatives implemented during the period, offset by a charge in respect of derivatives and a change in the customer acquisition cost capitalisation as a result of the change in business dynamics. During the first half, Thailand stopped capitalising customer acquisition costs such that acquisition costs capitalised in the first half of 2005 where HK$56 million compared to HK$226 million in the first half of 2004.

Operating losses decreased to HK$377 million in the first six months in 2005 as compared to HK$534 million in the same period last year. This is after taking a charge in respect of customer acquisition costs written off to conform to the revised policy of expensing all customer acquisition costs as they fall due in Thailand.

Capital expenditure fell to HK$168 million in the first six months in 2005, as compared to HK$351 million in the same period last year reflecting the completion of the principal network coverage.

Indonesia

In March 2005, the Group announced its proposed acquisition of 60% of PT. Cyber Access Communications, being renamed PT. Hutchison CP Telecommunications, in Indonesia. PT. Hutchison CP Telecommunications is one of only two mobile operators in Indonesia that holds a combined nationwide 2G and 3G mobile telecommunications licence. The Group completed the acquisition for US$120 million in July and has brought in a Chief Executive Officer and other management team members to begin the next phase of the investment and construction of the network.

Vietnam

In February 2005, Hutchison Telecommunications (Vietnam) S.à.r.l. (“HTV”, a wholly owned subsidiary of the Company) and Hanoi Telecommunications Joint Stock Company received a 15 year investment licence from the Ministry of Planning and Investment of Vietnam to permit them to engage in their business cooperation. Nortel has commenced building a nationwide CDMA2000-based mobile telecommunications network under a turnkey contract.

There were no material transactions relating to Vietnam in the first half of 2005.

Others

Others include Sri Lanka, Ghana, Paraguay and Corporate Office.

As at 30 June 2005, the customer base of Sri Lanka, Ghana and Paraguay was approximately 332,000, an increase of 13.3% on the previous quarter and 103.4% higher than the customer base as at 30 June 2004. Blended ARPU in the second quarter of 2005 was US$9.17, comparable to US$9.36 in the previous quarter and US$13.47 in the same quarter in 2004.

Turnover increased by 18.5% to HK$128 million in the first six months in 2005, compared to HK$108 million in the same period last year, which was driven by customer acquisition in Sri Lanka.

LBITDA in the first six months in 2005 increased significantly to HK$81 million, compared to HK$4 million LBITDA in the same period last year, however this was mainly due to the Corporate Office expenses, including new head count and listed company related expenses.

Operating loss in the first six months in 2005 was HK$114 million, compared to an operating loss of HK$39 million in the same period last year.

Capital expenditure increased slightly to HK$50 million in the first six months in 2005 from HK$44 million in the same period last year reflecting the increased capital expenditure.

8	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Chairman’s Statement

Key Performance Indicators

Customer Base	Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004

Country	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)

Hong Kong (incl Macau)	2,226	1,316	910	2,204	1,291	913	2,195	1,270	925	2,176	1,248	928	2,113	1,233	880

India	8,441	2,364	6,077	7,798	2,265	5,533	7,159	2,135	5,024	6,351	1,797	4,554	5,751	1,479	4,272

Israel	2,409	1,690	719	2,372	1,666	706	2,340	1,640	700	2,269	1,576	693	2,202	1,524	678

Thailand	676	329	348	662	344	318	615	362	253	585	407	178	530	429	101

Others	332	X	X	293	X	X	244	X	X	205	X	X	163	X	X
Group Mobile Total	14,084			13,328			12,553			11,586			10,759

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a SIM or USIM that can access to the network for any purpose, including voice, data or video services.
(2)

Postpaid customers are defined as those whose mobile telecommunications service usage is paid for in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.

(3)	Prepaid customers are defined as customers with prepaid SIM cards that have not been used up or expired at period end.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong and Israel for the periods relate to both 2G and 3G services.
(7)	Others currently comprise Ghana, Paraguay and Sri Lanka.

ARPU[1]		Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004

Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid

Hong Kong (incl Macau)	HKD	154	209	31	145	199	31	156	210	40	151	205	36	152	207	36

India	INR	554	1,150	316	568	1,178	313	589	1,247	318	583	1,293	318	591	1,408	328

Israel	NIS	157	X	X	157	X	X	167	X	X	176	X	X	171	X	X

Thailand	THB	690	1,011	293	745	1,155	260	876	1,187	313	927	1,116	334	1,137	1,246	331

Others	USD	9.17	X	X	9.36	X	X	10.68	X	X	12.39	X	X	13.47	X	X

Notes:

(1)	ARPU is calculated as the total service revenues during the period divided by the weighted average number of activated customers in the period.
(2)

The basis for the calculation has been changed from the Prospectus in two material respects – (i) Customers – the quarterly KPIs use “weighted” average subscribers whereas the Prospectus used “simple” average; and (ii) Period – the quarterly KPIs use 3 month average data whereas the Prospectus used 12 or 6 month average data.

(3)	Service revenues are defined as the direct recurring service revenues plus roaming revenues.
(4)	The data for Hong Kong and Israel for the periods relate to both 2G and 3G services.
(5)	Others currently comprise Ghana, Paraguay and Sri Lanka.

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	9

Chairman’s Statement

MOU[1]	Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004

Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid

Hong Kong (incl Macau)	423	593	46	394	558	45	407	573	50	396	558	51	377	535	46

India	351	654	230	342	629	222	337	625	219	334	662	211	343	731	218

Israel	296	X	X	289	X	X	288	X	X	291	X	X	283	X	X

Thailand	341	468	212	381	513	223	422	524	238	441	513	278	593	658	318

Others	140	X	X	157	X	X	179	X	X	184	X	X	178	X	X

Notes:

(1)

Minutes of Use - are the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming during the period) divided by the weighted average number of postpaid/prepaid activated customers for the period.

(2)

The basis for the calculation has been changed from the Prospectus in two material respects – (i) Customers – the quarterly KPIs use “weighted” average subscribers whereas the Prospectus used “simple” average; and (ii) Period – the quarterly KPIs use 3 month average data whereas the Prospectus used 12 or 6 month average data.

(3)	The data for Hong Kong and Israel for the periods relate to both 2G and 3G services.
(4)	Others currently comprise Ghana, Paraguay and Sri Lanka.

Churn[1]	Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004

Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid

Hong Kong (incl Macau)	4.1%	2.0%	7.0%	4.3%	2.1%	7.3%	4.5%	2.5%	7.3%	4.6%	2.8%	7.2%	4.8%	2.7%	7.9%

India	6.1%	5.1%	6.5%	6.5%	5.8%	6.8%	8.1%	5.8%	9.1%	8.0%	5.5%	9.0%	7.8%	5.5%	8.6%

Israel	1.2%	X	X	1.3%	X	X	1.0%	X	X	0.9%	X	X	1.1%	X	X

Thailand	7.9%	4.4%	11.7%	7.9%	5.2%	11.3%	7.4%	6.7%	9.0%	n.m.	n.m.	7.8%	2.1%	1.8%	3.5%

Others	2.7%	X	X	2.4%	X	X	4.2%	X	X	2.4%	X	X	3.3%	X	X

Notes:

(1)

Churn % represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the subscriber numbers at the beginning of such period.

(2)

The basis for the calculation has been changed from the Prospectus in two material respects – (i) Customers – the quarterly KPIs use “weighted” average subscribers whereas the Prospectus used “simple” average; and (ii) Period – the quarterly KPIs use 3 month average data whereas the Prospectus used 12 or 6 month average data.

(3)	The data for Hong Kong and Israel for the periods relate to both 2G and 3G services.
(4)	Others currently comprise Ghana, Paraguay and Sri Lanka.
(5)	n.m. indicates not meaningful.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

10	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Chairman’s Statement

Recent Events

Since 30 June 2005, a number of important events affecting the Company and its subsidiaries have occurred.

Privatisation of HGCH

The Scheme was sanctioned without modification by the Supreme Court of Bermuda on 8 July 2005. The Scheme became effective on 15 July 2005 and the withdrawal of listing of HGCH shares on the Main Board of The Stock Exchange of Hong Kong Limited became effective on 18 July 2005. As a result of the privatisation, HGCH is a wholly owned subsidiary of the Company.

Sale of operations in Paraguay

The sale of the Group’s Paraguay mobile operations to Mexico’s América Móvil S.A. was completed in July 2005.

Acquisition of 60% of PT. Cyber Access Communications

In July 2005, the Group completed the acquisition of a 60% interest in PT. Cyber Access Communications, a company in Indonesia that holds a nationwide 2G and 3G licence.

Outlook

Whilst we continue to operate in competitive markets, we remain optimistic about the second half.

Customer growth in the first half has been in line with our expectations and, in the absence of any factors affecting the growth of the India market, we would expect to see a similar trend in the second half.

Despite continuing competition, ARPUs in most of our markets have remained consistent. We are positioning all our businesses for intensified competition in the second half.

Underlying turnover growth performed in line with our expectations in the first six months and we see no reason to change our view on double-digit underlying Group turnover growth in 2005.

We expect to see EBITDA margins continuing to improve as turnover grows and with the continuing focus on cost control.

We expect to accelerate our capital spend in the second half. Expenditure plans made in the first half are likely to come through in the second half, resulting in capital expenditure significantly higher than in the first half. For the full year, we anticipate capital expenditure to remain between HK$6.0 and HK$7.0 billion (including Partner, which was previously excluded).

I would like to thank the Board of Directors and all the Group’s employees around the world for their hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 3 August 2005

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	11

Group Capital Resources and Other Information

Capital resources and liquidity

The Group’s total shareholders’ funds increased to HK$15,397 million at 30 June 2005 compared to total shareholders’ funds of HK$14,138 million at the end of last year.

Net debt of the Group was HK$19,707 million compared to HK$15,457 million as at 31 December 2004 and HK$12,484 million as at 30 June 2004. This reflects the first time inclusion of Partner, which consolidated net debt of HK$5,018 million and the continued investment in the Group. The ratio of our total debt to total assets was approximately 44.6%.

The Group’s gross borrowings at 30 June 2005 were HK$22,605 million compared to HK$17,559 million as at 31 December 2004 and HK$14,820 million as at 30 June 2004. Of the total gross borrowings, HK$4,110 million (2004 - HK$4,110 million) relates to the borrowings of the mobile operations in Hong Kong, HK$5,449 million to the Israel operations, HK$4,303 million (2004 - HK$5,043 million) to the India operations and HK$7,014 million (2004 - HK$7,213 million) to the Thai operations. The Group’s borrowings at 30 June 2005 are denominated and repayable as follows:

	HK$	INR	THB	JPY	USD	NIS	Others	Total

Within 1 year	23.8%	16.3%	6.1%	14.4%	1.9%	0.2%	0.2%	62.9%

In year 2	–	–	3.2%	6.5%	3.0%	1.2%	–	13.9%

In year 3	–	–	–	–	0.2%	1.2%	–	1.4%

In year 4	0.1%	–	–	–	0.2%	1.2%	–	1.5%

In year 5	–	–	–	–	0.2%	5.0%	–	5.2%

Beyond 5 years	–	–	–	–	6.4%	8.7%	–	15.1%
	23.9%	16.3%	9.3%	20.9%	11.9%	17.5%	0.2%	100.0%

Except for the Japanese Yen loans that related to the Thailand operations, the other non-HK dollar and non-US dollar denominated loans are mostly directly related to the Group’s businesses in the countries of the currencies concerned. The Group has entered into currency swap arrangement with banks to swap the Japanese Yen borrowings into Thai Baht borrowings to match currency exposure of the underlying businesses.

As at 30 June 2005, approximately 73.7% of the Group’s borrowings bear interest at floating rates and the remaining 26.3% are at fixed rates. When considered appropriate, the Group utilises derivatives such as interest rate swaps to manage the Group’s interest rate exposures. The Group has entered into interest rate swap agreements with a major financial institution to swap floating rate borrowings of approximately HK$624 million principal amount into fixed rate borrowings. After taking into consideration these interest rate swaps, approximately 71.0% of the Group’s borrowings bear interest at floating rates and the remaining 29.0% are at fixed rates.

As at 30 June 2005, fixed assets and current assets of certain subsidiary companies amounting to HK$12,103 million and HK$19,144 million, respectively, were used as collateral for certain of the borrowings. The current portion of bank and other loans and debentures of the Group is secured to the extent of HK$4,426 million (2004 - HK$3,830 million). The long-term portion of bank and other loans and debentures of the Group is secured to the extent of HK$540 million (2004 - HK$1 million).

As at 30 June 2005, we had cash and cash equivalents of HK$2,898 million compared to HK$2,102 million as at 31 December 2004 and HK$2,336 million as at 30 June 2004, of which 33.0% were denominated in HK dollars, 29.4% in Indian Rupees, 14.6% in Israeli New Shekel, 1.6% in Thai Baht, 17.8% in US dollars and 3.6% in other currencies.

The Group’s capital expenditures for the six months ended 30 June 2005 totalled HK$1,936 million compared to HK$2,209 million for the same period in 2004 and HK$4,677 million for the full year 2004, of which HK$853 million (2004 - HK$1,095 million) related to the India operations, HK$559 million related to Israel operations, HK$140 million (2004 - HK$323 million) related to Hong Kong and Macau mobile, HK$166 million (2004 - HK$396 million) related to Hong Kong fixed and HK$168 million (2004 - HK$351 million) related to Thailand, as at 30 June 2005 and 2004, respectively. The capital expenditures were primarily funded from cash generated from operations and loans from commercial banks.

12	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Group Capital Resources and Other Information

Treasury policies

The Group’s overall treasury and funding policies focus on financial risks management, including interest rate and foreign exchange risks, and on cost efficient funding of the operations of its companies. In general, financings are raised through the Group’s operating subsidiaries to meet their respective funding requirements. For overseas operations, which consist of non-Hong Kong dollar and non-US dollar assets, the Group generally endeavours to hedge its foreign currency positions with the appropriate level of borrowings in those same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest rate and currency swaps may be utilised when suitable opportunities arise. The use of financial derivative instruments is strictly controlled and solely for management of the Group’s interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group’s policy not to enter into derivative transactions for speculative purposes.

Contingent liabilities

At 30 June 2005, the Group had contingent liabilities in respect of performance guarantees amounting to HK$921 million (2004 - HK$564 million) and US$260 million under a counter-indemnity provided by one of its wholly owned subsidiaries in favour of its controlling shareholder, HWL, against any liabilities arising from the guarantee HWL provided for a banking facility made available to a minority shareholder of another subsidiary of the Company.

Employee relations

At 30 June 2005, the Company and its subsidiaries employed 14,842 people (30 June 2004 - 11,721 people) and the related employee costs for the six-month period, excluding Director’s emoluments, totalled HK$974 million (30 June 2004 - HK$700 million). Including the Group’s associated companies, at 30 June 2005 the Group employed 14,900 people of whom 2,668 are employed in Hong Kong. All of the Group’s subsidiary companies are equal opportunity employers, with the selection and promotion of individuals based on suitability for the position offered. The salary and benefit levels of the Group’s employees are kept at a competitive level and employees are rewarded on a performance related basis within the general framework of the Group’s salary and bonus system, which is reviewed annually.

The Company and certain Group subsidiaries offer various equity-linked compensation elements appropriate to their sector and market. A wide range of benefits including medical coverage, provident funds and retirement plans and long service awards are also provided to employees. In addition, training and development programmes are provided on an on-going basis throughout the Group. Many social, sporting and recreational activities were arranged during the year for employees on a Group-wide basis. Group employees also participated in community-orientated events.

Purchase, sale or redemption of the Company’s listed securities

During the period, neither the Company nor any of its subsidiary companies purchased or sold any of the Company’s listed securities. In addition, the Company did not redeem any of its listed securities during the period.

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	13

Disclosure of Interests

Directors’ and Chief Executive’s Interests and Short Positions in Shares, Underlying Shares and

Debentures

As at 30 June 2005, the interests and short positions of the Directors and Chief Executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) which were notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Directors and the Chief Executive of the Company were deemed or taken to have under such provisions of the SFO) or which were required to be and were recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) adopted by the Company were as follows:

(I)	Interests and short positions in the shares, underlying shares and debentures of the Company

  Long positions in the shares/underlying shares of the Company

Name of Director	Capacity	Nature of interests	Number of shares held	Number of underlying shares held	Approximate % of shareholding

Fok Kin-ning, Canning	Interest of a controlled	Corporate interest	250,000	–	0.0056%
	corporation		(Note 1)

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	–	0.0056%

Frank John Sixt	Beneficial owner	Personal interest	–	255,000	0.0057%
				(Note 2)

Dennis Pok Man Lui	Beneficial owner	Personal interest	100,000	–	0.0022%

Chan Ting Yu	Beneficial owner	Personal interest	100,000	–	0.0022%

John W Stanton	Interest held jointly	Other interest	–	105,000	0.0023%
	with spouse			(Note 3)

Notes:

1.	Such shares were held by a company which is equally controlled by Mr. Fok Kin-ning, Canning and his spouse.
2.	17,000 American Depositary Shares (each representing 15 ordinary shares) were held by Mr. Frank John Sixt.
3.	7,000 American Depositary Shares (each representing 15 ordinary shares) were held jointly by Mr. John W Stanton and his spouse.

14	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Disclosure of Interests

(II)	Interests and short positions in the shares, underlying shares and debentures of associated corporations of the Company

(A)	Long positions in the shares/underlying shares of Hutchison Whampoa Limited (“HWL”)

Name of Director	Capacity	Nature of interests	Number of shares of HWL held		Approximate % of shareholding of HWL

Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	4,310,875 (Note)		0.1011%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	150,000		0.0035%

Frank John Sixt	Beneficial owner	Personal interest	50,000		0.0012%

Woo Chiu Man, Cliff	Interest of spouse	Family interest	10,000		0.0002%

John W Stanton	(i) Interest held jointly with spouse	(i) Other interest	1,016,500	) ) ) )

	(ii) Trustee of a trust	(ii) Other interest	6,600	) )	0.0240%

  Note:

  Such shares were held by a company which is equally controlled by Mr. Fok Kin-ning, Canning and his spouse.

(B)	Long positions in the shares, underlying shares and debentures of other associated corporations of the Company

  Mr. Fok Kin-ning, Canning had, as at 30 June 2005, the following interests:

(i)	(a)

1,100,000 ordinary shares, representing approximately 0.162% of the then issued share capital, in Hutchison Telecommunications (Australia) Limited (“HTAL”) comprising personal and corporate interests in 100,000 and 1,000,000 ordinary shares respectively; and

(b)

1,474,001 underlying shares in HTAL comprising personal and corporate interests in 134,000 and 1,340,001 underlying shares respectively on conversion of the listed and physically settled 5.5% Unsecured Convertible Notes due 2007 issued by HTAL;

(ii)	corporate interests in 5,000,000 ordinary shares, representing approximately 0.075% of the then issued share capital, in Hutchison Harbour Ring Limited;

(iii)	corporate interests in 10,000,000 ordinary shares, representing approximately 0.145% of the then issued share capital, in Hutchison Global Communications Holdings Limited;

(iv)

corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.149% of the then issued share capital, in Partner Communications Company Ltd. (“Partner”); and

(v)

corporate interests in a nominal amount of US$4,000,000 in the 13% unsecured senior subordinated notes due 2010 issued by Partner a nominal amount of US$6,500,000 in the 6.25% Notes due 2014 issued by Hutchison Whampoa International (03/33) Limited and a nominal amount of EUR12,600,000 in the 4.125% Notes due 2015 issued by Hutchison Whampoa Finance (05) Limited.

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	15

Disclosure of Interests

Mr. Fok Kin-ning, Canning held the above personal interests in his capacity as a beneficial owner and held the above corporate interests through a company which is equally controlled by Mr. Fok and his spouse.

Mr. Frank John Sixt in his capacity as a beneficial owner had, as at 30 June 2005, personal interests in 1,000,000 ordinary shares, representing approximately 0.147% of the then issued share capital in HTAL.

Mr. Kevin Westley in his capacity as a beneficial owner had, as at 30 June 2005, personal interests in 4,000 ordinary shares, representing approximately 0.0002% of the then issued share capital of Cheung Kong Infrastructure Holdings Limited.

Save as disclosed above, as at 30 June 2005, none of the Directors and Chief Executive of the Company and their respective associates had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Certain Directors held qualifying shares in certain subsidiary companies of the Company on trust for other subsidiary companies.

Interests and Short Positions of Shareholders Discloseable under the SFO

So far as is known to any Directors or Chief Executive of the Company, as at 30 June 2005, other than the interests and short positions of the Directors or Chief Executive of the Company as disclosed above, the following persons had interest or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

16	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Disclosure of Interests

(I)	Interests and short positions of substantial shareholders in the shares and underlying shares of the Company

  Long positions in the shares and underlying shares of the Company

Name	Capacity	Number of shares of the Company held		Approximate % of shareholding
Hutchison Telecommunications Investment Holdings Limited (“HTIHL”)	(i) Beneficial owner	3,157,033,347 (Note 1)	) ) )
	(ii) Interest of a controlled corporation	187,966,653 (Note 1))		74.33%

Hutchison Telecommunications Limited (“HTL”)	Interest of controlled corporations	3,345,000,000 (Note 1)		74.33%

Hutchison International Limited (“HIL”)	Interest of controlled corporations	3,345,000,000 (Note 1)		74.33%

HWL	Interest of controlled corporations	3,345,000,000 (Note 1)		74.33%

Cheung Kong (Holdings) Limited (“CKH”)	Interest of controlled corporations	3,373,402,698 (Note 2)		74.96%

Li Ka-Shing Unity Trustee Company Limited (“TUT1”)	Trustee	3,373,402,698 (Note 3)		74.96%

Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”)	Trustee and beneficiary of a trust	3,373,402,698 (Note 4)		74.96%

Li Ka-Shing Unity Trustcorp Limited (“TDT2”)	Trustee and beneficiary of a trust	3,373,402,698 (Note 4)		74.96%

Li Ka-shing (“Mr. Li”)	(i) Founder of discretionary trusts and interest of controlled corporations	3,373,555,978 (Note 5)	) ) )
			)
	(ii) Interest of controlled corporations	245,546 (Note 6))		74.97%

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	17

Disclosure of Interests

(II)	Interests and short positions of other person in the shares and underlying shares of the Company

   Long positions in the shares of the Company

Name	Capacity	Number of shares of the Company held	Approximate % of shareholding

FMR Corp.	Investment Manager	228,408,540	5.08%

Notes:

1.

HTIHL is a direct wholly owned subsidiary of HTL, which in turn is a direct wholly owned subsidiary of HIL, which in turn is a direct wholly owned subsidiary of HWL. By virtue of the SFO, HWL, HIL and HTL are deemed to be interested in the 3,157,033,347 shares and 187,966,653 shares of the Company held respectively by HTIHL and a wholly owned subsidiary of HTIHL.

2.

Certain subsidiary companies of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by HTIHL as a substantial shareholder of the Company under the SFO. CKH is also interested in the share capital of the Company through certain wholly owned subsidiary companies of CKH.

3.

TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares of CKH, TUT1 as trustee of UT1 is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by HTIHL (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

4.

Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by HTIHL (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

5.

Mr. Li is the settlor of each of DT1 and DT2 and may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO. Mr. Li is also interested in one third of the entire issued share capital of a company owning the entire issued share capital of TUT1, TDT1 and TDT2. By virtue of the above and as a director of CKH, Mr. Li is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by HTIHL (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

6.	Such shares are held by companies of which Mr. Li is interested in the entire issued share capital.

Save as disclosed above, as at 30 June 2005, there was no other person (other than the Directors or the Chief Executive of the Company) who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

18	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Disclosure of Interests

Share Options and Directors’ Rights to Acquire Shares

Share Option Scheme of the Company

On 17 September 2004, the Company approved and adopted by a resolution of the then sole shareholder of the Company a share option scheme (the “Share Option Scheme”). The Share Option Scheme was further approved at an extraordinary general meeting of shareholders of HWL on 19 May 2005 and subsequently amended by written resolutions of the Directors of the Company passed on 12 July 2005. During the six months ended 30 June 2005, no options were granted, exercised, cancelled or lapsed under the Share Option Scheme.

Share Option Scheme of Subsidiary Companies

(a)	2002 Option Scheme of Hutchison Global Communications Holdings Limited (“HGCH”)

Pursuant to an ordinary resolution passed on 2 April 2002 by HGCH, a subsidiary of the Company, a share option scheme (the “2002 Option Scheme”) was adopted whereby the directors of HGCH, at their discretion, are authorised to invite eligible participants to take up options to subscribe for shares not exceeding 10% of the relevant class of shares of HGCH in issue at the date of approval of the limit by HGCH in a general meeting. The maximum number of shares which may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under the 2002 Option Scheme and any other share option scheme must not in aggregate exceed 30% of the relevant class of shares of HGCH (or its subsidiary companies) in issue from time to time. The 2002 Option Scheme will remain in force for 10 years commencing on 2 April 2002.

The following share options were outstanding under the 2002 Option Scheme during the six months ended 30 June 2005:

Category of participant	Date of grant of share options		Number of share options held at 1 January 2005	Granted during the six months ended 30 June 2005	Exercised during the six months ended 30 June 2005	Expired/ cancelled during the six months ended 30 June 2005	Number of share options held at 30 June 2005	Exercise period of share options	Exercise price of share options(3)	Price of HGCH’s share
										At grant date of share options(4)	At exercise date of share options
									HK$	HK$	HK$
Employees in aggregate	2.5.2002	(1)	6,850,000	–	–	–	6,850,000	2.5.2003 to	0.940	0.930	–
								1.5.2006
	2.5.2003	(1)	3,800,000	–	–	–	3,800,000	2.5.2004 to	0.340	0.315	–
								1.5.2007
	16.5.2003	(1)	750,000	–	–	–	750,000	16.5.2004 to	0.410	0.410	–
								15.5.2007
	19.8.2004	(2)	105,000,000	–	–	(6,000,000)	99,000,000	19.8.2004 to	0.480	0.480	–
								18.8.2008

Total			116,400,000	–	–	(6,000,000)	110,400,000

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	19

Disclosure of Interests

Notes:

(1)

The share options are exercisable, subject to the vesting schedule, commencing on the date on which the options are accepted and ending on a date which is the earlier of the date on which the options lapse and the date falling four years from the date of grant of the options. One third of the options are vested on the first anniversary of the date of grant and one-thirty sixth of which are vested equally on a monthly basis thereafter.

(2)

The share options are exercisable, subject to the vesting schedule, commencing on the date on which the options are accepted and ending on a date which is the earlier of the date on which the options lapse and the date falling four years from the date of grant of the options. Approximately one-third of the options will be vested on 19 August 2005 and 19 August 2006 respectively and the balance of the options will be vested on 19 August 2007.

(3)	The exercise price of the share options is subject to adjustment, in accordance with the provisions of the 2002 Option Scheme, in the event of an alteration in the capital structure of HGCH.

(4)	The price of the shares disclosed as at the date of grant of share options was the Stock Exchange closing price on the trading day immediately prior to the date of the grant of the options.

As at 30 June 2005, HGCH had 110,400,000 share options outstanding under the 2002 Option Scheme. In conjunction with the proposal made on 7 June 2005 to privatise HGCH by way of a scheme of arrangement, the Company also made a cash or share offer in accordance with the Code on Takeovers and Mergers to the holders of the outstanding share options in consideration for allowing such options to lapse.

(b)	Share Option Schemes of subsidiary companies of HGCH

On 21 May 2001, HGCH approved the adoption by certain subsidiary companies of their respective share option schemes (collectively the “Subsidiaries’ Schemes”). During the six months ended 30 June 2005, no options were granted, exercised, cancelled or lapsed under the respective Subsidiaries’ Schemes.

(c)	Employee Stock Option Plans of Partner

The board of directors of Partner adopted the 1998 Employee Stock Option Plan (“1998 Plan”) and 2000 Employee Stock Option Plan (“2000 Plan”) in 1998 and 2000 respectively. Until November 2003, Partner granted options to senior managers and other employees pursuant to the 1998 Plan and 2000 Plan. In November 2003, the 1998 Plan and 2000 Plan were amended to conform with the changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grant of options after November 2003 would be subject to the terms of the 2000 Plan as so amended, referred to as the 2003 Amended Plan. In July 2004, Partner’s board of directors approved another stock option plan (“2004 Plan”) for options to be granted to employees under the provisions of the capital gain’s tax route provided for in section 102 of the Israeli Income Tax Ordinance. Partner became a subsidiary of the Company on 20 April 2005 and the disclosure made herein is for the period from 20 April to 30 June 2005.

20	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Disclosure of Interests

The following share options were outstanding under the employee stock option plans of Partner during the period from 20 April until 30 June 2005:

Category of participant and corresponding Employee Stock Option Plan	Date of grant of share options(1)	Number of share options held at 20 April 2005(1)	Granted during the period from 20 April until 30 June 2005	Exercised during the period from 20 April until 30 June 2005	Expired during the period from 20 April until 30 June 2005	Number of share options held at 30 June 2005(1)	Exercise period of share options(2)	Exercise price of share options (US$/NIS)	Price of Partner’s share
									At grant date of share options(3)	At exercise date of share options(4)
									(NIS)	(NIS)
Employees in aggregate

1998 Plan	5.11.1998 – 22.12.2002	640,125	–	–	–	640,125	5.11.1999 – 15.12.2011	US$0.343 and 20.45 NIS	0.01 NIS	–

2000 Plan	3.11.2000 – 30.12.2003	2,420,875	–	(134,354)	(22,000)	2,264,521	3.11.2000 – 30.12.2012	17.25 NIS – 27.35 NIS	17.25 NIS – 27.35 NIS	37.38 NIS

2003 Amended Plan	30.12.2003	195,000	–	–	–	195,000	30.12.2003 – 30.12.2012	20.45 NIS	20.45 NIS	–

2004 Plan	29.11.2004 – 20.4.2005	5,508,500	–	–	(90,000)	5,418,500	29.11.2004 – 20.04.2015	26.74 NIS – 33.72 NIS	31.45 NIS – 39.61 NIS	–

Total		8,764,500	–	(134,354)	(112,000)	8,518,146

Notes:

(1)

The number of share options disclosed is the aggregate figure of share options held at 20 April 2005 or 30 June 2005 under each of Partner’s stock option plans. The share options were granted on various date(s) during the corresponding period(s) and in respect of the 2003 Amended Plan, on the date of grant as disclosed.

(2)

Subject to the terms of individual stock option plans, vesting schedules are in general: 25% of the options become vested on each of the first, second, third and fourth anniversary of the date of employment of the grantee or date of grant, unless otherwise specified by the Employee Stock Option Committee.

(3)	The price of Partner’s shares disclosed as at the date of grant of share option was the average closing price as recorded by the Tel Aviv Stock Exchange 30 days prior to the date of grant.

(4)	The price of the shares disclosed as at the date of exercise of share options was the weighted average closing price of the shares immediately before the dates on which the options were exercised.

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	21

Corporate Governance

Code on Corporate Governance Practices

It was disclosed in the Corporate Governance Report contained in the 2004 Annual Report of the Company that the Company had complied with the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) except that previously the Director holding office as Chairman of the Board of Directors and/or the Director appointed to the position of Managing Director of the Company were not, whilst holding such office, subject to retirement by rotation. Amendment to the relevant provision of the Company’s Articles of Association relating to retirement of the Chairman and the Director appointed to the position of Managing Director of the Company was approved at the Annual General Meeting of the Company held on 5 May 2005. Consequently, the Company has been fully compliant with all code provisions of the Code on Corporate Governance Practices of the Listing Rules.

Audit Committee

The Audit Committee of the Company, which is chaired by an Independent Non-executive Director, currently has a membership comprising three Independent Non-executive Directors. All committee members possess appropriate and financial experience. The Audit Committee meets regularly with management and the external auditors of the Company and reviews matters relating to audit, accounting and financial statements as well as internal control, risk evaluation and general compliance of the Group and reports directly to the Board of Directors of the Company. The Group’s unaudited condensed consolidated interim accounts for the six months ended 30 June 2005 have been reviewed by the Audit Committee.

Remuneration Committee

The Remuneration Committee of the Company, which is chaired by the Chairman of the Company, currently has a membership comprising the Chairman and two Independent Non-executive Directors, with experience in human resources and personnel emoluments. The Remuneration Committee is charged with the responsibility of assisting the Board in achieving its objective of attracting, retaining and motivating people of the highest calibre and experience needed to develop and implement operations. The Committee is also responsible for the development and administration of a fair and transparent procedure for setting policies on the remuneration of Directors and senior management of the Company and for determining their remuneration packages.

Model Code

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Listing Rules as the Company’s code of conduct regarding directors’ securities transactions. This was further supplemented by the adoption of a Securities Trading Policy which applies to all personnel of the Company and the Company’s subsidiary companies. This policy applies to all transactions in the Company’s securities, including options for any securities the Company may issue from time to time, such as common or preferred shares, warrants and convertible debentures, as well as derivative securities relating to the Company’s shares, whether or not issued by the Company. All Directors confirmed that they had complied with the Model Code and the Securities Trading Policy in their securities transactions throughout the accounting period covered by the interim report.

22	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Independent Review Report

To the Board of Directors of Hutchison Telecommunications International Limited

(incorporated in the Cayman Islands with limited liability)

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 23 to 48.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standard 700 “Engagements to review interim financial reports” issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2005.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 3 August 2005

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	23

Interim Financial Statements

Consolidated Profit and Loss Account For the six months ended 30 June

	Note	As restated 2004 HK$ millions	Unaudited 2005 HK$ millions	Unaudited 2005 US$ millions
Company and subsidiary companies
Turnover	5, 6	6,891	10,757	1,384
Cost of inventories sold		821	1,094	141
Staff costs		704	979	126
Depreciation and amortisation	6	1,436	1,905	245
Other operating expenses		3,834	5,853	753
		96	926	119
Share of results of associated companies	7	159	88	11

Operating profit before disposal of investments and others		255	1,014	130
Profit (loss) on disposal of investments and others	8	1,300	(295)	(37)

Operating profit		1,555	719	93
Interest and other finance costs, net	9	433	612	79

Profit before taxation		1,122	107	14
Current taxation charge	10	44	106	14
Deferred taxation charge	10	192	212	27

Profit (loss) for the period		886	(211)	(27)
Attributable to:
Equity holders of the Company		793	(352)	(45)
Minority interest		93	141	18
		886	(211)	(27)
Dividends	11	–	–	–
Earnings (loss) per share for profit (loss) attributable to the equity holders of the Company during the period:
- basic	12	HK$0.18	HK$(0.08)	US$(0.01)
- diluted		HK$0.18	HK$(0.08)	US$(0.01)

The accompanying notes are an integral part of the condensed consolidated interim accounts.

24	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Interim Financial Statements

Consolidated Balance Sheet

	Note	As restated 31 December 2004 HK$ millions	Unaudited 30 June 2005 HK$ millions	Unaudited 30 June 2005 US$ millions
ASSETS
Current assets
Cash and cash equivalents	13	2,102	2,898	373
Restricted cash	13	10	–	–
Other current assets	13	4,211	5,476	705
Non-current assets held for sale	8(b), 13	–	315	41

Total current assets		6,323	8,689	1,119

Non-current assets
Fixed assets	14	20,228	23,390	3,011
Other non-current assets	15	4,449	6,963	896
Goodwill	16	5,988	6,426	827
Other intangible assets	17	–	3,785	487
Deferred tax assets	21	847	1,327	171
Associated companies	18	1,893	3	–
Long-term deposits		79	72	9

Total non-current assets		33,484	41,966	5,401

Total assets		39,807	50,655	6,520
LIABILITIES
Current liabilities
Bank loans	19	12,386	13,635	1,755
Other loans	19	1,316	574	74
Debentures	19	247	–	–
Other current liabilities	20	6,745	8,489	1,093

Total current liabilities		20,694	22,698	2,922
Non-current liabilities

Long-term loans	19	3,606	8,396	1,081
Deferred tax liabilities	21	148	333	43
Other long-term liabilities	22	205	261	33

Total non-current liabilities		3,959	8,990	1,157
Total liabilities		24,653	31,688	4,079

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	23	1,125	1,125	145
Reserves	24	13,013	14,272	1,837
		14,138	15,397	1,982
Minority interest	25	1,016	3,570	459

Total equity		15,154	18,967	2,441

Total equity and liabilities		39,807	50,655	6,520
Net current liabilities		14,371	14,009	1,803
Total assets less current liabilities		19,113	27,957	3,598

The accompanying notes are an integral part of the condensed consolidated interim accounts.

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	25

Interim Financial Statements

Condensed Consolidated Cash Flow Statement For the six months ended 30 June

	As restated 2004 HK$ millions	Unaudited 2005 HK$ millions	Unaudited 2005 US$ millions
Cash flows from operating activities
Profit before taxation	1,122	107	14
Adjustments for:
- Interest income	(9)	(23)	(3)
- Interest and other finance costs	442	635	82
- Depreciation and amortisation	1,436	1,905	245
- Recognition of share based payments	–	22	3
- Share of results of associated companies	(159)	(88)	(11)
- Profit on partial disposal of a subsidiary company	(1,300)	(49)	(6)
- Loss on disposal of fixed assets	–	1	–
- Provision for shareholders’ loans and others	–	344	43
- Write-off of customers acquisition costs	–	86	11
- Changes in working capital
- (Increase) decrease in stocks	(96)	114	15
- Increase in trade receivables, other receivables, prepayments, other non-current receivables and prepaid capacity and maintenance	(677)	(217)	(28)
- Decrease in short-term receivables from related companies	–	85	11
- Increase in trade payables, accrued expenses and other payables, deferred income, receipt in advance and capital expenditure accruals	589	124	16
- Increase (decrease) in short-term payable to related companies	185	(7)	(1)

Cash generated from operations	1,533	3,039	391
Interest received	9	23	3
Interest and other finance costs paid	(442)	(635)	(82)
Taxes paid	–	(117)	(15)

Net cash generated from operating activities	1,100	2,310	297

Cash flows from investing activities
Purchases of fixed assets	(2,706)	(1,854)	(239)
Purchases of telecommunications licences	(142)	(95)	(12)
Additions to telecommunications customer acquisition costs	(377)	(284)	(37)
Reduction of long-term deposits	7	7	1
Purchases of subsidiary companies, net of cash acquired	69	5	1
Proceeds on disposal of fixed assets	94	8	1
Proceeds on disposal of partial interest in a subsidiary company	1,578	476	61
Net cash used in investing activities	(1,477)	(1,737)	(224)

26	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Interim Financial Statements

Condensed Consolidated Cash Flow Statement For the six months ended 30 June (continued)

	As restated 2004 HK$ millions	Unaudited 2005 HK$ millions	Unaudited 2005 US$ millions
Cash flows from financing activities
Net cash flows from financing activities	2,243	213	28
Increase in amounts due from related companies	(1,513)	–	–
(Increase) decrease in restricted cash	(10)	10	1

Net cash provided by financing activities	720	223	29

Increase in cash and cash equivalents	343	796	102
Cash and cash equivalents at 1 January	1,993	2,102	271

Cash and cash equivalents at 30 June	2,336	2,898	373
Analysis of net debts
Total cash and cash equivalents at 30 June	2,336	2,898	373
Bank and other interest bearing borrowings at 30 June	14,820	22,605	2,909

Net debts	12,484	19,707	2,536

The accompanying notes are an integral part of the condensed consolidated interim accounts.

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	27

Interim Financial Statements

Consolidated Statement of Recognised Income and Expense For the six months ended 30 June

	Note	As restated 2004 HK$ millions	Unaudited 2005 HK$ millions	Unaudited 2005 US$ millions
Currency translation differences		80	(118)	(15)
Revaluation reserve arising from investment in an associated company	4	–	1,707	219
Waiver of loan from an intermediate holding company		146	–	–
Net income recognised directly in equity		226	1,589	204

Profit (loss) for the period		886	(211)	(27)

Total recognised income and expense for the period		1,112	1,378	177
Attributable to:
Equity holders of the Company		1,019	1,237	159
Minority interest		93	141	18

Total recognised income and expense for the period		1,112	1,378	177

The accompanying notes are an integral part of the condensed consolidated interim accounts.

28	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Interim Financial Statements

Notes to the Condensed Consolidated Interim Accounts

1.	GENERAL INFORMATION

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. It is a subsidiary company of Hutchison Whampoa Limited (“HWL”), a conglomerate based in Hong Kong and listed on the Main Board of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”).

The Company is engaged in mobile telecommunications and related businesses in Hong Kong and Macau, India, Israel, Thailand, Indonesia, Vietnam, Sri Lanka, Ghana and Paraguay (see note 8 to condensed consolidated interim accounts), including 2G and 3G mobile telecommunications and fixed line telecommunications businesses in Hong Kong.

The Company is listed on both the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange in the United States.

These unaudited condensed consolidated interim accounts (“interim accounts”) were approved for issue by the Board of Directors on 3 August 2005.

2.	CHANGES IN ACCOUNTING POLICIES

2.1	Basis of preparation and accounting policies

These interim accounts are prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting” issued by the HKICPA, and Appendix 16 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (“Listing Rules”). These interim accounts should be read in conjunction with the 2004 annual accounts.

The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 31 December 2004 except that the Group has changed certain of its accounting policies following its adoption of new / revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRS”) which are effective for accounting periods commencing on or after 1 January 2005.

The interim accounts have been prepared in accordance with those HKFRS standards and interpretations issued and effective or issued and early adopted as at the time of preparing this information. The HKFRS standards and interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing the interim accounts.

The changes to the Group’s accounting policies and the effect of adopting these new policies are set out in notes 2.2 and 2.3 below.

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	29

Interim Financial Statements

2.	CHANGES IN ACCOUNTING POLICIES (continued)

2.2	Effect of adopting new HKFRS

With effect from 1 January 2004, the Group has early adopted HKFRS 3 “Business Combinations”, HKAS 36 “Impairment of Assets” and HKAS 38 “Intangible Assets”. In 2005, the Group adopted the new / revised standards of HKFRS below, which are relevant to its operations. Accordingly, the 2004 comparatives have been amended as required, in accordance with the relevant requirements and to conform with the current period’s presentation.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events After the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 19 Amendment	Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investment in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 2	Share-based Payment
HKFRS 5	Non-current Assets held for Sale and Discontinued Operations

The adoption of new / revised HKASs 1, 2, 7, 8, 10, 16, 23, 24, 27, 28, 31 and 33 did not result in substantial changes to the Group’s accounting policies. In summary:

■	HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

■	HKASs 2, 7, 8, 10, 16, 23, 27, 28, 31 and 33 had no material effect on the Group’s policies.

■	HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land from fixed assets to operating leases. The up-front prepayments made for the leasehold land are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the leasehold land was accounted for at fair value or cost less accumulated depreciation and accumulated impairment.

30	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Interim Financial Statements

2.	CHANGES IN ACCOUNTING POLICIES (continued)

2.2	Effect of adopting new HKFRS (continued)

In February 2005, the HKICPA issued HKAS 19 Amendment “Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures” which is effective for accounting periods beginning on or after 1 January 2006. The HKAS 19 Amendment allows the option of recognising actuarial gains and losses in full in the period in which they occur, outside profit or loss, in the statement of recognised income and expense. With effect from 1 January 2005, the Group has early adopted HKAS 19 Amendment so as to fully reflect the actuarial gains and losses in the Group’s balance sheet and reserves as of 1 January 2005. The adoption of HKAS 19 Amendment represents a change in accounting policy for pension plans and has been applied retrospectively from the first year of application of Statement of Standard Accounting Practice (“SSAP”) 34 “Employee Benefits” in 1 January 2002. In prior years, cumulative unrecognised net actuarial gains and losses at the previous financial year end to the extent of the amount in excess of 10% of the greater of the present value of plan obligations and the fair value of plan assets at that date were recognised over the average remaining servicing lives of employees. In accordance with the transitional provisions of SSAP 34, transitional liabilities at 1 January 2002 were recognised as an expense on a straight line basis over a period of less than five years from 1 January 2002.

The adoption of HKAS 21 has resulted in a change in the accounting policy relating to foreign currency translation. Goodwill and other fair value adjustment are translated at closing rate and treated as part of the foreign operations’ assets and liabilities.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004, the provision of share options to employees did not result in an expense in the income statements. Effective on 1 January 2005, the Group expenses the cost of share options in the income statement. As a transitional provision, the cost of share options granted after 7 November 2002 and had not yet vested on 1 January 2005 was expensed retrospectively in the income statement of the respective periods.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

■	HKAS 16 – the initial measurement of an item of fixed assets acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;

■

HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 “Accounting for investments in securities” to investments in securities and also to hedge relationships for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1 January 2005; and

■	HKFRS 2 – only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005.

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	31

Interim Financial Statements

2.	CHANGES IN ACCOUNTING POLICIES (continued)

2.2	Effect of adopting new HKFRS (continued)

Effect of changes in the accounting policies on profit attributable to equity holders of the Company and opening equity attributable to equity holder of the Company is summarised below:

	HKFRS 3 HK$ millions	HKAS 38 HK$ millions	HKAS 19 Amendment HK$ millions	HKAS 21 HK$ millions	HKAS 32 & HKAS 39 HK$ millions	HKFRS 2 HK$ millions	As at or for the six months ended 30 June 2004 HK$ millions
Increase (decrease) in profit attributable to equity holders of the Company	163	(135)	–	–	–	(8)	20
Decrease in capital and reserves attributable to equity holders of the Company at 1 January 2004	–	–	(29)	(327)	–	–	(356)

	HKFRS 3 HK$ millions	HKAS 38 HK$ millions	HKAS 19 Amendment HK$ millions	HKAS 21 HK$ millions	HKAS 32 & HKAS 39 HK$ millions	HKFRS 2 HK$ millions	As at or for the six months ended 30 June 2005 HK$ millions
Increase (decrease) in profit attributable to equity holders of the Company	–	–	1	–	(3)	(22)	(24)
Increase (decrease) in capital and reserves attributable to equity holders of the Company at 1 January 2005	–	–	(65)	(104)	20	–	(149)

The effect of changes in the accounting policies on earnings (loss) per share for the six months ended 30 June 2004 and 2005 was to increase the earnings per share by HK$0.005 and to increase the loss per share by HK$0.005 respectively.

The accounting policies used for the interim accounts for the six months ended 30 June 2005 are the same as those set out in note 3 to the 2004 annual accounts except for those described in 2.3.

32	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Interim Financial Statements

2.    CHANGES IN ACCOUNTING POLICIES (continued)

2.3    New accounting policies

The accounting policies used for the interim accounts for the six months ended 30 June 2005 are the same as those set out in note 3 to the 2004 annual accounts except for the following:

A.	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency”). The consolidated accounts are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(c)	Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)

income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii)	all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustments).

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	33

Interim Financial Statements

2.	CHANGES IN ACCOUNTING POLICIES (continued)

2.3	New Accounting policies (continued)

B.	Investments

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a)	Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

C.	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

D.	Employee benefits

From 1 January 2005, with the early adoption of HKAS 19 Amendments, the Company has opted to recognize actuarial gains and losses in full in the period in which they occur, in the statement of recognised income and expense.

The Group’s contributions to the defined contribution plans are charged to the consolidated profit and loss account in the year incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The Group has no further payment obligations once the contributions have been paid.

34	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Interim Financial Statements

2.	CHANGES IN ACCOUNTING POLICIES (continued)

2.3	New Accounting policies (continued)

E.	Share-based compensation

A subsidiary company of the Company operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

F.	Fixed assets

The assets’ residual values and useful lives are reviewed, and adjusted if applicable, at each balance sheet date.

3.	CRITICAL ACCOUNTING ESTIMATE AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

During the period ended 30 June 2005, the Directors evaluated the useful lives for network assets within India, through careful consideration with regards to expected usage, expected wear-and-tear, potential for technical obsolescence and any future legal limitations to usage of the assets. Further, the Directors carefully considered the estimated useful lives on historical experience with similar assets, as well as taking into account anticipated technological or other changes. As a result of this reassessment, the Directors concluded that the useful lives of these network assets should be extended from 9.67 years to 15 years. The Directors consider this to be a change in accounting estimate and have therefore accounted for the change prospectively from 1 January 2005. The effect of this change in accounting estimate is to decrease the depreciation charge for the period ended 30 June 2005 by HK$175 million, to increase the deferred tax charge for the period ended 30 June 2005 by HK$199 million, and to decrease the profit attributable to equity holders of the Company for the period ended 30 June 2005 by HK$14 million.

4.	BUSINESS COMBINATIONS

Deemed acquisition of Partner Communications Company Ltd. (“Partner”)

On 20 April 2005, the Group’s interest in the issued share capital of Partner, the Group’s mobile telecommunications operator in Israel, increased from 42.9% to 52.2% of following the completion of a buyback of shares by Partner from certain of its shareholders (“Partner’s Share Buyback”). The Group is deemed to have acquired an additional 9.3% of the issued share capital of Partner. After this date, the Group has the majority of the voting interest in Partner and the results of the operations from the deemed acquisition date have been consolidated in the Group’s consolidated accounts on a line-by-line basis. This deemed acquisition was accounted for as a business combination.

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	35

Interim Financial Statements

4.	BUSINESS COMBINATIONS (continued)

Deemed acquisition of Partner Communications Company Ltd. (“Partner”) (continued)

The	book value and fair value of identifiable assets and liabilities of Partner at the date of acquisition are as follows:

	Book value HK$ millions	Fair value HK$ millions
Fixed assets	3,402	3,402
Other non-current assets	2,682	2,682
Other intangible assets	–	4,088
Deferred tax assets	523	523
Cash and cash equivalents	8	8
Stocks	168	168
Trade and other receivables	1,290	1,290
Trade and other payables	(1,566)	(1,566)
Short-term loans	(11)	(11)
Long-term loans	(3,315)	(3,425)
Other long-term liabilities	(58)	(58)
Equity attributable to equity holders of the Company	3,123	7,101

The contingencies of Partner at the date of deemed acquisition were the same as the contingencies disclosed in “Financial Information of a Listed Associated Company” section of the Company’s 2004 Annual Report.

The increase in the Group’s share of Partner’s net assets at fair value which is attributable to the pre-existing 42.9% shareholding, amounting to HK$1,707 million, has been credited to revaluation reserve.

The excess of the Group’s share of the consideration of the Partner’s Share Buyback over the additional 9.3% shareholding deemed acquired, amounting to HK$365 million, has been recognised as goodwill. Goodwill arising from the acquisition of Partner in prior years, amounting to HK$464 million, has been transferred from carrying value of associated companies to goodwill (note 16). This goodwill is attributable to the high profitability of the acquired business and the significant synergies expected to arise after the Group’s acquisition of Partner.

In the six months ended 30 June 2005, the Group’s profit attributable to equity holder of the Company included a profit attributable to equity holder of the Company of approximately HK$50 million contributed by Partner since the deemed acquisition date.

The following pro forma results of the Group have been prepared assuming the Partner’s Share Buyback has taken place on 1 January 2005 and are for information purposes only and do not purport to be indicative of future operating results.

Six months ended 30 June 2005 HK$ millions
Turnover	12,922
Operating profit of Company and subsidiary companies	1,324
Operating profit	1,029
Loss attributable to equity holders of the Company	(332)

36	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Interim Financial Statements

5.	TURNOVER

Turnover comprises revenues from the provision of mobile telecommunications services and handset and accessory sales in both Hong Kong and outside Hong Kong and fixed telecommunications and other services in Hong Kong. An analysis of turnover of the Company and subsidiary companies is as follows:

	Six months ended 30 June
	2004 HK$ millions	2005 HK$ millions
Mobile telecommunications services	5,478	9,197
Mobile telecommunications products	185	142
Fixed telecommunications and other services	1,228	1,418
	6,891	10,757

6.	SEGMENT INFORMATION

Segmental information is provided on the basis of primary geographical regions which is the basis on which the Group manages its worldwide interests. The Hong Kong and Macau region is further subdivided based upon its business segments. Management of the Group measures the performance of its segments based upon operating profit (loss).

	Turnover Six months ended 30 June		Operating profit (loss)* Six months ended 30 June
	2004 HK$ millions	2005 HK$ millions	2004 HK$ millions	2005 HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	1,749	1,845	11	(153)
Fixed telecommunications and other services	1,228	1,418	108	45
India	3,202	4,694	550	1,208
Israel	–	2,116	–	317
Thailand	604	556	(534)	(377)
Others (Note a)	108	128	(39)	(114)
	6,891	10,757	96	926

	Depreciation and amortisation Six months ended 30 June		Capital expenditures Six months ended 30 June
	2004 HK$ millions	2005 HK$ millions	2004 HK$ millions	2005 HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	342	533	323	140
Fixed telecommunications and other services	235	255	396	166
India	397	371	1,095	853
Israel	–	412	–	559
Thailand	427	301	351	168
Others (Note a)	35	33	44	50
	1,436	1,905	2,209	1,936

*	Operating profit (loss) before profit (loss) on disposal of investments and others for the Company and subsidiary companies

Note:

(a)	Others include Paraguay, Sri Lanka, Ghana and Corporate.

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	37

Interim Financial Statements

7.	SHARE OF RESULTS OF ASSOCIATED COMPANIES

	Six months ended 30 June
	2004 HK$ millions	2005 HK$ millions
Share of profits less losses of associated companies	359	174
Share of interest and other finance costs of associated companies	(110)	(39)
Share of taxation charge of associated companies	(90)	(47)
	159	88

8.	PROFIT (LOSS) ON DISPOSAL OF INVESTMENTS AND OTHERS

		Six months ended 30 June
	Note	2004 HK$ millions	2005 HK$ millions
Profit on partial disposal of a subsidiary company	(a)	1,300	49
Provision for shareholders’ loans and other expenses arising from the intended disposal of subsidiary companies	(b)	–	(344)
		1,300	(295)

(a)

During the six months ended 30 June 2004, the Group, by way of a share placement, disposed of approximately 26.5% equity interest in a subsidiary company, Hutchison Global Communications Holdings Limited, for a cash consideration of approximately HK$1,578 million and recorded a gain on partial disposal of a subsidiary company of approximately HK$1,300 million.

During the six months ended 30 June 2005, the Group disposed of approximately 4% equity interest in a subsidiary company, Hutchison Max Telecom Limited, for a cash consideration of approximately HK$476 million and recorded a gain on partial disposal of a subsidiary company of approximately HK$49 million.

(b)

In May 2005, the Group entered into a contract to sell its mobile operations in Paraguay to a subsidiary company of Mexico’s América Móvil S.A. The disposal was subject to regulatory approval and other conditions and was subsequently completed in July 2005. In this connection, the Group recognised a provision for shareholders’ loans and other expenses of approximately HK$344 million to adjust the Group’s investments in mobile operations in Paraguay to fair value less cost to sell. In addition, the non-current assets of the Group’s mobile operations in Paraguay are presented as non-current assets held for sale. As at 30 June 2005, these assets totalled HK$315 million (see notes 14, 15 and 16).

38	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Interim Financial Statements

9.	INTEREST AND OTHER FINANCE COSTS, NET

	Six months ended 30 June
	2004 HK$ millions	2005 HK$ millions
Interest and other finance costs
Bank loans and overdrafts	197	314
Other loans repayable within 5 years	39	33
Other loans not wholly repayable within 5 years	–	1
Debentures repayable within 5 years	9	3
Debentures not wholly repayable within 5 years	–	98
Amounts due to related companies	118	–
Guarantee and other finance fees	98	180
	461	629
Less: interest capitalised in respect of construction of fixed assets	(19)	(4)
	442	625
Fair value loss on financial instruments	–	10
	442	635
Interest income from bank deposits	9	23
Interest and other finance costs, net	433	612

Guarantee and other finance fees included fees paid to related companies amounting to approximately HK$82 million for the six months ended 30 June 2005 (six months ended 30 June 2004 - HK$77 million).

The capitalisation rate applied to funds borrowed for the funding of fixed assets is approximately from 2.15% to 4.37%.

10.	TAXATION

	Six months ended 30 June 2004			Six months ended 30 June 2005
	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions
Hong Kong	–	73	73	2	5	7
Outside Hong Kong	44	119	163	104	207	311
	44	192	236	106	212	318

Hong Kong profits tax has been provided for at the rate of 17.5% (2004 - 17.5%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable rates on the estimated assessable profits less available tax losses.

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	39

Interim Financial Statements

11.	DIVIDENDS

The Company did not declare any dividends for the periods ended 30 June 2005 and 2004.

Except as permitted under the Companies Law and the common law of the Cayman Islands, the Company is not permitted to distribute dividends unless it has a profit, realised or unrealised, or a reserve set aside from profits which the Directors of the Company determine is no longer needed. As at 30 June 2005, the Group had consolidated accumulated losses of HK$6,345 million, representing accumulated losses in a majority of the Company’s subsidiary companies. In relation to the HK$8 billion credit facility with ABN Amro Bank N.V. (note 19), the Company has agreed to not pay dividends to shareholders for so long as any amounts under that credit facility are outstanding. As at 30 June 2005, HK$1,551 million was outstanding under this facility.

Certain of the Company’s subsidiary companies in Hong Kong, India and Thailand have entered into loan agreements or credit facilities that restrict their ability to pay dividends or make loans or advances to the Company, conditional either on obtaining prior approval or on meeting certain financial thresholds. Certain of the Company’s subsidiary companies in Hong Kong, India and Thailand are also parties or subject to shareholder agreements with non-affiliated shareholders that require the non-affiliated shareholder to approve dividend distributions, advances or loans to the Company. India also restricts the transfer of assets from a member of the Group in that country to a foreign entity such as the Company under certain circumstances. These restrictions could limit the Company’s ability to pay dividends in the future.

12.	EARNINGS (LOSS) PER SHARE

The calculation of basic loss per share for the six months ended 30 June 2005 is based on net loss attributable to equity holders of the Company of approximately HK$352 million and on 4.5 billion ordinary shares issued.

The calculation of basic earnings per share for the six months ended 30 June 2004 is based on net profit attributable to equity holders of the Company of approximately HK$793 million and on 4.5 billion ordinary shares issued as if such shares had been outstanding for the six months ended 30 June 2004.

The amount of diluted earnings per share is equal to basic earnings per share as there were no potential dilutive ordinary shares in existence for the six months ended 30 June 2004 and 2005.

13.	CURRENT ASSETS

	As at 31 December 2004 HK$ millions	As at 30 June 2005 HK$ millions
Stocks	485	539
Trade receivables, net of provision	1,719	2,935
Other receivables and prepayments	1,922	1,952
Derivative financial assets	–	50
Receivables from related companies	85	–

Other current assets	4,211	5,476
Non-current assets held for sale (note 8(b))	–	315
Cash and cash equivalents	2,102	2,898
Restricted cash	10	–
	6,323	8,689

40	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Interim Financial Statements

13.	CURRENT ASSETS (continued)

The Group has established credit policies for customers. The average credit period granted for trade receivables ranges from 30 to 45 days.

	As at 31 December 2004 HK$ millions	As at 30 June 2005 HK$ millions
The ageing analysis of the trade receivables net of provision is as follows:

Current	1,092	1,313
31-60 days	251	739
61-90 days	115	179
Over 90 days	261	704
	1,719	2,935

14.	FIXED ASSETS

HK$ millions
Net book value as at 1 January 2005	20,228
Additions	1,936
Relating to subsidiary companies acquired (note 4)	3,402
Disposals	(9)
Depreciation charge for the period	(1,377)
Transfer to non-current assets held for sale (note 8(b))	(190)
Exchange translation differences	(600)

Net book value as at 30 June 2005	23,390

15.	OTHER NON-CURRENT ASSETS

	Telecom- munications licences HK$ millions	Customer acquisition costs HK$ millions	Prepaid capacity and maintenance HK$ millions	Other receivables HK$ millions	Total HK$ millions
Net book value as at 1 January 2005	2,634	303	1,238	274	4,449
Additions	95	284	32	173	584
Relating to subsidiary companies acquired (note 4)	2,402	–	–	280	2,682
Transfer to non-current assets held for sale (note 8(b))	–	–	–	(22)	(22)
Amortisation for the period	(161)	(246)	(22)	–	(429)
Write-off during the period	–	(86)	–	–	(86)
Exchange translation differences	(198)	(2)	–	(15)	(215)

Net book value as at 30 June 2005	4,772	253	1,248	690	6,963

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	41

Interim Financial Statements

16.	GOODWILL

HK$ millions
Net book value as at 1 January 2005, as previously reported	6,139
Prior year adjustments	(151)

Net book value as at 1 January 2005, as restated	5,988
Additions	46
Disposals	(323)
Relating to subsidiary companies acquired (note 4)	829
Transfer to assets classified as held for sale (note 8(b))	(103)
Exchange translation differences	(11)

Net book value as at 30 June 2005	6,426

17.	OTHER INTANGIBLE ASSETS

	Brand name HK$ millions	Customer base HK$ millions	Total HK$ millions
Net book value as at 1 January 2005	–	–	–
Relating to subsidiary companies acquired (note 4)	726	3,362	4,088
Amortisation during the period	(10)	(89)	(99)
Exchange translation differences	(38)	(166)	(204)

Net book value as at 30 June 2005	678	3,107	3,785

18.	ASSOCIATED COMPANIES

HK$ millions
Carrying value as at 1 January 2005, as previously reported	1,846
Prior year adjustments	47

Carrying value as at 1 January 2005, as restated	1,893
Share of results of associated companies during the period	88
Exchange translation differences	(174)
Relating to subsidiary companies acquired (note 4)	(1,804)

Carrying value as at 30 June 2005	3

42	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Interim Financial Statements

19.	LONG-TERM LOANS

The following table presents the outstanding bank loans and other interest bearing borrowings as at 30 June 2005 and 2004:

	As at 31 December 2004 HK$ millions	As at 30 June 2005 HK$ millions
Bank loans
Repayable within 5 years	15,733	16,942
Not wholly repayable within 5 years	227	195
Less: current portion	(12,386)	(13,635)
	3,574	3,502
Other loans
Repayable within 5 years	1,331	594
Not wholly repayable within 5 years	15	14
Less: current portion	(1,316)	(574)
	30	34
Debentures
Repayable within 5 years	249	2
Not wholly repayable within 5 years	–	4,858
Less: current portion	(247)	–
	2	4,860
	3,606	8,396

The long-term loans are repayable as follows:
	As at 31 December 2004 HK$ millions	As at 30 June 2005 HK$ millions
Bank loans
After 1 year, but within 2 years	3,069	3,108
After 2 years, but within 5 years	484	394
After 5 years	21	–
Other loans
After 1 year, but within 2 years	1	5
After 2 years, but within 5 years	22	22
After 5 years	7	7
Debentures
After 1 year, but within 2 years	2	2
After 2 years, but within 5 years	–	1,410
After 5 years	–	3,448
	3,606	8,396

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	43

Interim Financial Statements

20.	OTHER CURRENT LIABILITIES

	As at 31 December 2004 HK$ millions	As at 30 June 2005 HK$ millions
Trade payables	1,192	1,849
Accrued expenses and other payables	3,975	4,465
Deferred revenue	382	412
Receipts in advance	781	887
Capital expenditure accruals	258	341
Payables to related companies	68	61
Taxation	89	130
Provision for shareholders’ loans and others	–	344
	6,745	8,489
The ageing analysis of the trade payables is as follows:

Current	487	609
31-60 days	106	526
61-90 days	125	316
Over 90 days	474	398
	1,192	1,849

21.	DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	As at 31 December 2004 HK$ millions	As at 30 June 2005 HK$ millions
Deferred tax assets	847	1,327
Deferred tax liabilities	148	333

Net deferred tax assets	699	994

Analysis of net deferred tax assets (liabilities):
Tax losses	2,125	2,075
Accelerated depreciation allowances	(1,426)	(1,081)
	699	994
The potential deferred tax assets which have not been recognised for in the accounts are as follows:
Arising from unused tax losses	1,401	1,528
Arising from accelerated depreciation allowances	35	144

The utilisation of unused tax losses depends on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

Out of the total unrecognised tax losses of HK$6,294 million (2004 - HK$5,760 million) carried forward, an amount of HK$5,082 million (2004 - HK$4,553 million) can be carried forward indefinitely. The remaining HK$1,212 million (2004 - HK$1,207 million) will expire ranging from one to beyond ten years.

44	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Interim Financial Statements

22.	OTHER LONG-TERM LIABILITIES

	As at 31 December 2004 HK$ millions	As at 30 June 2005 HK$ millions
Pension obligations	91	145
Deferred revenue	30	30
Accrued expenses and other payables	84	86
	205	261

23.	SHARE CAPITAL

	As at 31 December 2004	As at 30 June 2005
Authorised
10,000,000,000 ordinary shares of HK$0.25 each	HK$2,500,000,000	HK$2,500,000,000

1,000,000 preference shares of US$ 0.01	US$10,000	US$10,000

Issued and fully paid:
4,500,000,000 ordinary shares	HK$1,125,000,000	HK$1,125,000,000

24.	RESERVES

	Share premium HK$ millions	Accumulated losses HK$ millions	Cumulative translation adjustments HK$ millions	Fair value and other reserves HK$ millions	Total HK$ millions
Balance at 1 January 2004, as previously reported as equity (audited)	–	(6,141)	(234)	–	(6,375)
Prior year adjustments (note 2.2)	–	(36)	(327)	7	(356)

Balance at 1 January 2004, as restated	–	(6,177)	(561)	7	(6,731)
Currency translation differences	–	–	80	–	80
Waiver of loan from an intermediate holding company	–	146	–	–	146
Profit attributable to equity holders of the Company for the period, as restated	–	793	–	–	793
Employee share option scheme – value of services provided	–	–	–	8	8

Balance at 30 June 2004, as restated	–	(5,238)	(481)	15	(5,704)

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	45

Interim Financial Statements

24.	RESERVES (continued)

	Share premium HK$ millions	Accumulated losses HK$ millions	Cumulative translation adjustments HK$ millions	Fair value and other reserves HK$ millions	Total HK$ millions
Balance at 1 January 2005, as previously reported as equity (audited)	19,330	(5,923)	(245)	–	13,162
Prior year adjustments (note 2.2)	–	(70)	(104)	25	(149)

Balance at 1 January 2005, as restated	19,330	(5,993)	(349)	25	13,013
Currency translation differences	–	–	(118)	–	(118)
Relating to subsidiary companies acquired	–	–	–	1,707	1,707
Loss attributable to equity holders
of the Company for the period	–	(352)	–	–	(352)
Employee share option scheme - value of services provided	–	–	–	22	22

Balance at 30 June 2005, unaudited	19,330	(6,345)	(467)	1,754	14,272

The accumulated losses of the Group include accumulated losses of HK$2 million retained by associated companies as at 30 June 2005 (as at 31 December 2004 - retained profit of HK$1,132 million).

25.	MINORITY INTERESTS

	As at 31 December 2004 HK$ millions	As at 30 June 2005 HK$ millions
Equity interests	1,012	3,570
Loans - interest bearing	4	–
	1,016	3,570

The loans were unsecured and have no fixed terms of repayment.

26.	CONTINGENT LIABILITIES

At 30 June 2005, the Group had contingent liabilities in respect of performance guarantees amounting to HK$921 million (At 31 December 2004 - HK$564 million) and US$260 million under a counter-indemnity provided by one of its wholly owned subsidiaries in favour of its controlling shareholder, HWL, against any liabilities arising from the guarantee HWL provided for a banking facility made available to a minority shareholder of another subsidiary of the Company.

46	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Interim Financial Statements

27.	COMMITMENTS

Outstanding Group commitments not provided for in the accounts at 30 June 2005 and 31 December 2004 are as follows:

(a)	Capital commitments

	Telecommunications, mobile network		Telecommunications, fixed network
	As at 31 December 2004 HK$ millions	As at 30 June 2005 HK$ millions	As at 31 December 2004 HK$ millions	As at 30 June 2005 HK$ millions
Contracted but not provided for	1,621	2,081	638	564
Authorised but not provided for (Note)	7,467	6,229	1,898	1,774
	9,088	8,310	2,536	2,338

Note:

The Group, as part of its budgeting process, estimates future capital expenditures as shown above. These estimates are subject to vigorous authorisation process before the expenditure is committed.

(b)	Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings		Other assets
	As at 31 December 2004 HK$ millions	As at 30 June 2005 HK$ millions	As at 31 December 2004 HK$ millions	As at 30 June 2005 HK$ millions
Not later than one year	343	577	201	270
Later than one year and not later than five years	448	624	123	128
Later than five years	547	724	51	61
	1,338	1,925	375	459

(c)	Commitments - fixed periodic payments for the right to use spectrum

	As at 31 December 2004 HK$ millions	As at 30 June 2005 HK$ millions
Not later than one year	50	50
Later than one year and not later than five years	261	261
Later than five years	846	846
	1,157	1,157

INTERIM REPORT 2005	Hutchison Telecommunications International Limited	47

Interim Financial Statements

27.	COMMITMENTS (continued)

(d)	Funding Commitments

The Group has agreed to provide or arrange necessary funding for its Thailand operations in the event additional equity funding is to be contributed.

The Group holds call options, both directly and indirectly, which, if exercised, would entitle the Group to additional equity interests in its operating and investment holding companies in India, in each case subject to the Indian government’s foreign ownership regulation. Conversely, some Indian shareholders hold put options that could, again subject to the foreign ownership restrictions, require the Group to purchase additional equity interests in the operating companies or investment holding companies through which the Group holds indirect interests in the operating companies. The call and put options are exercisable at fair market value to be determined at the time of exercise by the parties’ agreements. Also, one of the Indian shareholders has a call option that could, in certain circumstances, dilute to some extent the Group’s indirect minority holdings in the Indian operating companies. The call option was exercised by the option holder on 30 June 2005.

GMRP (Thailand) Limited (“GMRP”) has granted a call option to the Group and the Group has granted a put option to GMRP in respect of up to all of the shares in Hutchison Wireless MultiMedia Holdings Limited (“HWMHL”), the holding company of Hutchison CAT Wireless MultiMedia Limited, held by GMRP.

HWMHL has granted an option to the CAT Telecom Public Company Limited (“CAT Telecom”) to swap the shares which CAT Telecom holds in Hutchison CAT Wireless MultiMedia Limited with the shares of HWMHL or BFKT (Thailand) Limited.

DPBB (Thailand) Limited (“DPBB”) has granted a call option to the Group and the Group has granted a put option to DPBB in respect of up to all the preference shares in the share capital of PKNS (Thailand) Limited, the holding company of BFKT (Thailand) Limited, held by DPBB.

The Group holds an option to acquire the Hutchison Group’s mobile telecommunications related interests in Hutchison Telecommunications Argentina S.A..

28.	LEGAL PROCEEDINGS

Save as disclosed below, the Group is not engaged in any material litigation or arbitration proceeding, and no material litigation or claim is known by the Group to be pending or threatened against it.

The sales tax authorities of India have claims against the Group for sales taxes payable on revenues earned from airtime, activation fees and/or monthly rentals. The claims to date amount to HK$157 million (At 31 December 2004 - HK$157 million). The Group has been successful in obtaining Court orders restraining any further action by the sales tax authorities pending a final ruling on this matter by the Supreme Court of India. However, if the sales tax authorities were successful in obtaining a favourable ruling that sales tax was payable on all the aforementioned revenues streams, it is possible that this ruling may be applied retrospectively and in this situation the Group estimates the maximum aggregate amount payable to be approximately HK$468 million. The Group considers that the sales authorities’ claims are without foundation. The Group is vigorously defending all claims and has successfully obtained stay orders in respect of all proceedings implemented by the sales tax authorities to date. No provision has been made as it is expected that the Group will meet the requisite performance criteria and will be successful in its defence against the claims.

48	Hutchison Telecommunications International Limited	INTERIM REPORT 2005

Interim Financial Statements

29.	SUBSEQUENT EVENTS

(a)	Privatisation of Hutchison Global Communications Holdings Limited (“HGCH”)

The proposed privatisation of HGCH by way of a scheme of arrangement (the “Scheme”) was sanctioned without modification by the Supreme Court of Bermuda on 8 July 2005 (Bermuda time). The Scheme became effective on 15 July 2005 and the withdrawal of listing of HGCH shares on the Main Board of The Stock Exchange of Hong Kong became effective on 18 July 2005.

As a result, the issued share capital of the Company increased from HK$1,125,000,000 comprising 4,500,000,000 shares of HK$0.25 each to HK$1,188,136,552 comprising 4,752,546,209 shares of HK$0.25 each. Application was made for, and the Stock Exchange granted, the listing of and permission to deal in the new shares issued pursuant to the Scheme and the option offer.

(b)	Completion of the sale of operations in Paraguay

The sale of the Group’s Paraguay mobile operations to Mexico’s América Móvil S.A. was completed in July 2005.

(c)	Acquisition of 60% of PT. Cyber Access Communications

In July 2005, the Group completed the acquisition of a 60% interest in PT. Cyber Access Communications, a company in Indonesia that holds a nationwide 2G and 3G licence.

30.	US DOLLAR EQUIVALENTS

The US dollar equivalents of the figures shown in the accounts have been translated at the noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on 30 June 2005, which was HK$7.77 to US$1.00. Such translation should not be construed as representation that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

Information for Shareholders

Listings

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Shares (ADSs) on New York Stock Exchange, Inc. Each ADS represents ownership of 15 ordinary shares of the Company. Additional information and specific enquiries concerning the Company’s ADSs should be directed to the Company’s ADS Depositary at the address given on this page.

Stock Code / Ticker

The Stock Exchange of Hong Kong Limited                      2332

New York Stock Exchange, Inc.                                           HTX

Registered Office

Century Yard, Cricket Square

Hutchins Drive, PO Box 2681 GT

George Town, Grand Cayman

British West Indies

Telephone:    +1 345 945 3901

Facsimile:     +1 345 945 3902

Head Office and Principal Place of Business

22/F, Hutchison House

10 Harcourt Road

Hong Kong

Telephone:    +852 2128 1188

Facsimile:     +852 2128 1778

Principal Executive Offices in Hong Kong

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

Telephone:    +852 2128 3222

Facsimile:     +852 2827 1371

Principal Share Registrar and Transfer Office

Butterfield Bank (Cayman) Limited

Butterfield House

68 Fort Street, PO Box 705

George Town, Grand Cayman

British West Indies

Telephone:        +1 345 949 7055

Facsimile:         +1 345 949 7004

Hong Kong Branch Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited

Rooms 1712-1716, 17/F

Hopewell Centre, 183 Queen’s Road East

Wanchai

Hong Kong

Telephone:        +852 2862 8628

Facsimile:         +852 2865 0990

ADS Depositary

Citibank Shareholder Services

PO Box 43077

Providence, Rhode Island 02940-3077

USA

Toll free for US only:        1 877 248 4237 CITI-ADR

From outside US:              +1 816 843 4281

Facsimile:                          +1 201 324 3284

Email: citibank@shareholders-online.com

Investor Information

Corporate press releases, financial reports and other investor information on the Company are available online at the Company’s website.

Investor Relations Contact

Please direct enquiries to:

Email:            htilir@htil.com.hk

Telephone:    +852 2128 3145

Website

www.htil.com

Cautionary Statements

This interim report contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Non-GAAP Measures

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under GAAP in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

Hutchison Telecommunications International Limited
20/F, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong
Telephone : +852 2128 3222
Fax : +852 2827 1371

www.htil.com